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                                                                    EXHIBIT 20.1


IMMEDIATE RELEASE                                       Contact: Bruce Rubin
                                                                 Weber/RBB
                                                                 (305) 448-7450

                     CAPITAL BANCORP ANNOUNCES SETTLEMENT OF
                    DERIVATIVE LAWSUIT AND RELATED LITIGATION

         MIAMI -- October 29, 1997 -- Capital Bancorp (Nasdaq: CBCP) announced today that, subject to the satisfaction of certain conditions, there has been a settlement of the derivative lawsuit and related litigation matters affecting Capital Bancorp and its bank subsidiary, Capital Bank. These litigation matters, entitled WORTON, ET AL. V. ABEL HOLTZ, ET AL. and ESFORMES, ET AL. V. ABEL HOLTZ, ET AL., involved, among other things, certain allegations against Abel Holtz, the former chairman of the board, chief executive officer and president of Capital Bancorp and Capital Bank, and members of his family, who are currently directors and/or officers of Capital Bancorp and Capital Bank. In entering into the settlement, no party admitted any wrongdoing.

         Under the terms of the settlement, Abel Holtz will surrender 140,000 shares of Capital Bancorp Common Stock to Capital Bancorp for cancellation. In addition, Capital Bancorp will pay approximately $8.5 million to the plaintiffs' counsel in the lawsuits. The settlement also involves the dismissal of the two litigation matters with prejudice and the release of certain irrevocable proxies that previously had been granted on shares of Capital Bancorp Common Stock held by the plaintiffs. Such plaintiffs have agreed to vote their shares in favor of the pending merger between Capital Bancorp and Union Planters Corporation, a bank holding company based in Memphis, Tennessee (NYSE: UPC).

         In addition, the parties have agreed to stay their appeals of the denial of the change-in-control application filed by Fana Holtz, Daniel Holtz and Javier Holtz to acquire and/or maintain a controlling interest in Capital Bank. Upon consummation of the merger with Union Planters, the parties will file a motion to dismiss their respective appeals of such denial as moot.

         The settlement is subject to the lack of any objection by the relevant bank regulatory authorities and approval of the merger between Capital Bancorp and Union Planters Corporation


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by the shareholders of Capital Bancorp. A special meeting of the shareholders of
Capital Bancorp for consideration of the merger is scheduled to be held on November 24, 1997.

         Capital Bancorp is the parent company of Miami-based Capital Bank, which has 28 South Florida offices. The Bank had assets of approximately $2.0 billion and deposits of approximately $1.2 billion as of September 30, 1997. Capital Bank owns approximately 81 percent of Capital Factors Holding, Inc., which is a specialized financial services company headquartered in Boca Raton with offices in Los Angeles, New York City, Charlotte and Atlanta. Capital Bancorp's Common Stock is traded on the Nasdaq National Market under the symbol "CBCP." Capital Factors Holding, Inc.'s Common Stock is traded on the Nasdaq National Market under the symbol "CAPF."